U.S. BANCORP FUND SERVICES, LLC
615 E. Michigan Street
Milwaukee, WI  53202

September 21, 2017

VIA EDGAR TRANSMISSION

Mr. Frank Buda
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Jensen Quality Value Fund (S000028264)

Dear Mr. Buda:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Trust on behalf of its series, the Jensen Quality Value Fund (the “Fund”), is a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”), in response to your oral comments of September 7, 2017 regarding the preliminary proxy statement filed by the Trust, on behalf of the Fund, on August 31, 2017.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.  Capitalized terms not otherwise defined in this response letter have the meaning set forth in the Definitive Proxy Statement.

The Trust’s responses to your comments are as follows:

1.	Staff Comment: Please include in the Definitive Proxy Statement all information missing in the preliminary proxy statement.

Response:  The Trust responds by supplementally confirming it will include in the Definitive Proxy Statement all information missing in the preliminary proxy statement.

2.	Staff Comment: With respect to preliminary filings, please mark all proxy materials as “preliminary”.

Response:  The Trust responds by supplementally confirming it will designate all such materials in future preliminary filings as “preliminary” proxy materials.

3.	Staff Comment: Please confirm whether multiple classes are included in the proxy statement, and if so, please specify the series and class identifiers for all classes eligible to vote.

Response:  The Trust responds by supplementally confirming both of the Fund’s share classes, Class J shares (C000086401) and Class I shares (C000086400), are permitted to vote on the proposal. The Trust further responds by adding disclosure, where applicable, to clarify both Class J shares and Class I shares are permitted to vote.

4.
Staff Comment:  The disclosure under the section “Legal Requirements in Approving the New Investment Advisory Agreement” indicates a form of the New Investment Advisory Agreement is included as Exhibit A to the Proxy Statement. However, the agreement included as Exhibit A appears to be a signed copy of the New Investment Advisory Agreement. If so, please revise the disclosure to clarify the actual New Investment Advisory Agreement is included as Exhibit A to the Proxy Statement.

Response:  The Trust responds by removing the conformed signature in the New Investment Advisory Agreement included as Exhibit A to reflect a “form of” agreement.

5.
Staff Comment:  Under the section “Other Legal Requirements under the 1940 Act” the Trust indicates the Adviser has agreed to limit Fund expenses for a period of at least two years.  Please consider revising the disclosure to clarify when the two year period begins.

Response:  The Trust responds by revising the disclosure as follows (changes shown in underline):

“The agreement by the Adviser to waive advisory fees and/or reimburse expenses of the Fund will continue for at least two years following the date of the Transaction, which is expected to occur on or about February 28, 2018, under a new operating expense limitation agreement between the Adviser and the Trust, on behalf of the Fund.”

6.
Staff Comment:  The Proxy Statement notes the Existing Investment Advisory Agreement and the New Investment Advisory Agreement are substantially identical.  Please supplementally confirm there are no material differences between the Agreements, or disclose any such material differences in the proxy statement.

Response:  The Trust responds by supplementally confirming there are no material differences between the Existing Investment Advisory Agreement and the New Investment Advisory Agreement.

7.
Staff Comment:  If applicable, please identify and state the size of any other registered fund managed by the Adviser using a similar investment objective as the Fund.  Please also state the rate of the investment adviser's compensation and describe any applicable waivers or fee reductions, as required by Item 22(c)(10) of Schedule 14A.

Response:  The Trust responds by adding the following disclosure under the section “Information about Jensen Investment Management, Inc.”
“Jensen acts as investment adviser to one other registered investment company that has a similar investment objective to that of the Fund:”

Fund Name	Net Assets as of August 31, 2017	Investment Advisory Fee Rate
The Jensen Portfolio, Inc., doing business as the Jensen Quality Growth Fund	$6,282,214,174	$4 billion or less	0.50%
		More than $4 billion, up to $8 billion	0.475%
		More than $8 billion, up to $12 billion	0.450%
		More than $12 billion	0.425%

The Trust further responds by supplementally confirming there are no waivers or fee reductions applicable to the Jensen Quality Growth Fund.

8.	Staff Comment: If applicable, please identify any parent companies of the Adviser – as defined by Item 22(a)(ix) of Schedule 14A – and control percentages of any such parent companies.

Response:  The Trust responds by supplementally confirming there are no parent companies of the Adviser.  Accordingly, the Trust respectfully declines to make any revisions associated with this comment.

9.
Staff Comment:  Please provide the expected ownership of voting securities after the close of the Transaction, and confirm supplementally that all individuals whose ownership will exceed 10% or more of the outstanding voting securities of the Adviser are disclosed.

Response:  The Trust responds by revising the table as follows:

	% of Voting Securities Held
Name	Before	After
Robert F. Zagunis	44.38%	0%
Eric H. Schoenstein	17.03%	34%
Robert D. McIver	13.02%	26%
Brian S. Ferrie	8.26%	16%

The Trust supplementally confirms each person who owns of record, or beneficially, 10% or more of the outstanding voting securities of the Adviser is disclosed in the table.

10.	Staff Comment: Please identify any officer or director of the Fund who is also an officer, director or general partner of the Adviser.

Response:  The Trust responds by supplementally confirming no officer or director of the Fund is also an officer, director or general partner of the Adviser.

11.
Staff Comment:  With respect to the discussion of the primary reasons for the selection of the Adviser as the Fund’s investment adviser and the Board recommendation of approval, please disclose whether the Board discussed any issues adverse to the adoption of a new investment advisory agreement with the Adviser.

Response:  The Trust responds by respectfully declining to make any revisions associated with this comment.  The Trust further responds by supplementally stating the disclosure provided in the Definitive Proxy Statement sufficiently and accurately reflects the material factors considered by the Board related to the adoption of the New Investment Advisory Agreement with the Adviser.

12.
Staff Comment:  Please consider revising the discussion of “Investment Performance of the Adviser and the Fund” to include additional information regarding the performance of the Fund relative to its benchmarks or peer group of funds with a similar investment objective to that of the Fund.

Response:  The Trust responds by respectfully declining to make any revisions associated with this comment.  The Trust further responds by supplementally stating that the Board reviewed the performance of the Fund relative to a benchmark index and a peer group, such review is disclosed in the discussion and the Trust declines to incorporate any more specific disclosure in the discussion.

13.	Staff Comment: Please revise the discussion of “Voting Securities, Principal Shareholders and Management Ownership” to include a breakdown by share class of the number of shares entitled to vote.

Response:  The Trust responds by revising the disclosure as follows:

“Shareholders of the Fund at the close of business on the Record Date will be entitled to be present and vote at the Special Meeting.  As of the Record Date, the Fund had 206,755.1320 Class J shares and 2,583,087.7460 Class I shares outstanding, respectively.”

14.
Staff Comment:  Please revise the disclosure under “Portfolio Transactions” to clarify where shareholders may locate the Fund’s Policy with Respect to Allocation of Brokerage to Compensate for Distribution of Fund Shares.

Response:  The Trust responds by revising the disclosure as follows (changes shown in underline):

“The Fund does not allocate portfolio brokerage on the basis of the sales of Fund shares.  Brokerage firms whose customers purchase shares of the Fund may participate in brokerage commissions, but only pursuant to the Fund’s “Policy with Respect to Allocation of Brokerage to Compensate for Distribution of Fund Shares”, a description of which is included in the Fund’s Statement of Additional Information dated September 30, 2017. The Fund does not execute portfolio transactions through affiliated brokers.”

15.	Staff Comment: Please revise the discussion under the subsection “Householding” to clarify that shareholders may also request a separate copy of future proxies or other materials sent by the Fund.

Response:  The Trust responds by revising the disclosure as follows (changes shown in underline):

“If you would like to receive a separate copy of the Proxy Statement, future proxy statements or other related materials, please call 800-992-4144 or write to the Fund c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, Wisconsin 53201-0701.”

16.	Staff Comment: Please revise the section of the Proxy Card that begins “Important Notice Regarding the Availability of Proxy Materials…” to appear in bold text.

Response:  The Trust responds by making the requested revision.

17.	Staff Comment: Please revise the sentence on page 2 of the Proxy Card that begins “When properly executed…” to appear in bold text.

Response:  The Trust responds by making the requested revision.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers